UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
         FORM 3 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Actel Corporation
   955 East Arques Avenue
   Sunnyvale, CA 94086-4533

2. Date of Event Requiring Statement (Month/Day/Year)
   05/25/99

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 77-0097724

4. Issuer Name and Ticker or Trading Symbol
   GateField Corporation (OTCBB: GATE)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 165,000             D

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Convertible Note                Immed.    05/25/04  Common Stock                 12,307,692 $0.65      D
Convertible Preferred Stock     Immed.              Common Stock                  2,000,000 $1.50      D

SIGNATURE OF REPORTING PERSON

ACTEL CORPORATION

By: /s/ David L. Van De Hey
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Date:  June 6, 1999
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